Exhibit 99.1

Porto Alegre, May 3rd, 2005	GERDAU S.A. – CONSOLIDATED

First Quarter 2005 Results Brazilian Corporate Law

Conference Calls

May 3rd, 2005

Portuguese: 11:30 AM (EST)

English: 1:00 PM (EST)

To participate:

•        Portuguese:
in Brazil: 0800 770.4544 or

11 4613.0501

Other countries: +55 11 4613.4525

•        English:

In the USA: 1 800 860.2442

from Brazil: 0800 770.4544 or

11 4613.0502

Other countries: +1 412 858.4600

•        Internet: www.gerdau.com.br

Ticker Symbols

Gerdau S.A.

Bovespa: GGBR3 and GGBR4

NYSE: GGB

Latibex: XGGB

Metalúrgica Gerdau S.A.

Bovespa: GOAU3 and GOAU4

Gerdau Ameristeel Corp.

Toronto: GNA.TO

NYSE: GNA

Shares Outstanding

May 3rd, 2005

Gerdau S.A.

Common:        154.404.672

Preferred:       290.657.361

445.062.033

Metalúrgica Gerdau S.A.

Common:        41.584.395

Preferred:       83.168.790

24.753.185

Gerdau Ameristeel Corp.

Common: 304.109.455

Highlights

• Net Profit – Consolidated net profit for the first quarter 2005 reached R$ 810.5 million, 89.7% greater than that of the same period in 2004, when it reached R$ 427.3 million. The Brazilian based operations presented a net profit of R$ 554.8 million, 71.4% more than in the first quarter of 2004. In North America, net profit reached R$ 209.2 million compared to R$ 62.6 million, and South America, except for Brazil, had a net profit of R$ 46.5 million, 13.1% superior to that of January through March of 2004. Consolidated net margin went from 10.2% to 13.9%.

• Gross Sales Revenue – Consolidated gross sales revenue reached R$ 6.9 billion, presenting an increase of 39.3% over that of the same period in 2004. A significant contribution to this increase was the consolidation of the new North American units and the increase in the average prices practiced in the international markets. Business in Brazil were responsible for 50.2% of this total (R$ 3.5 billion), units in North America for 44.6% (R$ 3.1 billion) and companies in Chile, Uruguay and Argentina for the remaining 5.2% (R$ 360.9 million). Gross sales revenue from the units abroad and exports from Brazil, as a whole, represented 62.5% of the consolidated gross sales revenue in the first quarter 2005.

• Exports – To clients overseas, the Brazilian based companies shipped 721.8 mil tons this quarter, a tonnage similar to that of the first quarter of 2004. These shipments generated revenues of US$ 279.2 million, 26.9% greater, a consequence of the increases in international prices, when compared to those of the first three months of 2004.

• EBITDA – EBITDA (earnings before financial expenses, taxes, depreciation and amortization) in the first three months of the year reached the mark of R$ 1.4 billion, an increase of 60.2% compared to the same period in 2004. EBITDA margin was 24.3% against 21.2% in the first quarter last year.

• Output – The output of slabs, blooms and billets for this first quarter of 2005 reached 3.5 million tons, 8.8% more than in the same period in 2004. The output of rolled products reached 2.7 million tons, presenting an increase of 8.3% when compared to the volume produced in the first quarter of the previous year.

Crude steel output beats quarter’s record with 3.5 million tons in the period.

Main Data	1Q05		1Q04		Variation
Output (1,000 t)
Slabs, blooms and billets	3,513		3,229		8.8%
Rolled products	2,664		2,460		8.3%

Shipments (1,000 t)	3,355		3,148		6.6%

Gross sales revenue (R$ million)	6,929		4,973		39.3%
Net sales revenue (R$ million)	5,832		4,173		39.8%
EBITDA (R$ million)	1,415		883		60.2%
EBTDA (R$ million)	1,292		730		77.0%
Net profit (R$ million)	811		427		89.7%

Shareholders’ Equity (R$ million)	8,426		5,159		63.3%
Total assets (R$ million)	19,222		15,102		27.3%

Gross margin	27.6%		24.4%
EBITDA margin	24.3%		21.2%
Net margin	13.9%		10.2%

Net profit/Shareholders’ Equity (ROE)(1)	42.9%		27.0%

Net Debt / Net total capitalization	32.6%		50.3%
Net debt / EBITDA	0.7	x	1.8	x

(1) Last 12 months net profit over shareholders’ equity.

Net profit reaches R$ 810.5 million in the quarter and net margin goes to 13.9%.

Export revenues and operations abroad total R$ 4.3 billion and represent 62.5% of the consolidated figures.

Operational cash generation (EBITDA) increases 60.2% compared to the first quarter of 2004 and margin reaches 24.3% compared to 21.2%.

Metalúrgica Gerdau S.A. and Gerdau S.A shareholders will receive 1st quarter dividends on May 24th, 2005.

Stock dividend of 50% envisages better stock liquidity and ease of access to investors by reducing the cost of the minimum lot.

Metalúrgica Gerdau preferred shares are now part of the Bovespa Index (as of May 2nd).

New São Paulo mill starts production tests in July.

Ouro Branco expansion project under way and already has some financing contracts signed.

In Colombia, a Public Offering is being made in order to buyout the minority shareholders.

Investor Relations

Phone: +55 51 3323.2703

E-mail: inform@gerdau.com.br

Additional information

This document and complementary information are available at our site at www.gerdau.com.br/ri.

• Dividends – Shareholders will be credited dividends for the first quarter of 2005 on May 24th, based on shares held on May 13th. Metalúrgica Gerdau S.A. will pay R$ 89.1 million (R$ 0.72 per share) and Gerdau S.A. R$ 199.2 million (R$ 0.45 per share). Taking into account the last four quarters, the dividend yield (dividend per share/share price) is 11.5% per year at Metalúrgica Gerdau S.A. and 8.8% per year at Gerdau S.A., calculated on stock quotes of April 29th, 2005.

• Stock Dividend – On March 31st, the Boards of Metalúrgica Gerdau S.A. and Gerdau S.A. approved a stock dividend of 50% on shares held on April 11th, date of the operation. With this stock dividend, a result of capitalization of Investment and Working Capital Reserves, the number of shares outstanding went from 83.2 million to 124.8 million at Metalúrgica Gerdau S.A., and from 296.7 million to 445.1 million at Gerdau S.A.

• Metalúrgica Gerdau S.A. in the IBOVESPA – The preferred shares of Metalúrgica Gerdau S.A. are now part of the theoretical portfolio base of the Ibovespa. It will be effective as of May 2nd. This index is the benchmark for large investors and fund managers in managing their portfolios, and is composed of the 55 most liquid shares in the market. The index is assembled based on a combination between volumes traded, number of trades actually made and the negotiability index for the last twelve months. With the inclusion of the preferred shares of Metalúrgica Gerdau S.A., both Gerdau listed companies are now part of the index in which Gerdau S.A. is the 6th largest participant (weight).

• New mill in Paulo – The new melt shop in Araçariguama, state of São Paulo, is in its final phase and should start producing crude steel in July. To get this part of the project into actual production investments totaling US$ 114.0 million were required. The total amount was used for civil construction, steel structure, acquisition and installation of equipment. The project includes a rolling mill that should cost an additional US$ 60.0 million and is scheduled to begin operating in the second quarter of 2006.

• Expansion and technological update at the Ouro Branco mill – The technological updating and capacity increase of 1.5 million metric tons at the Ouro Branco (MG) mill is moving forward. The investment of US$ 1.1 billion will be used in a new a coking oven, new sinterizing plant, a HPS (Hybrid Pelletized Sinter) for the existing sinterizing unit, a new blast furnace, a bloom continuous caster, a Dephosphorization System, the expansion of the existing thermo-electric and the expansion of rolling mill #1, among other improvements made to the productive process. All of these projects are in compliance with the environmental agencies’ regulations. To finance the project, the Company got, on December 2004, the first line of credit of US$ 240.0 million with the ABN Amro Bank N.V. , the Bank of Tokyo-Mitsubishi and UFJ Bank Limited, with a Nippon Export and Investment Insurance (NEXI), a Japanese government-related agency. In April this year, contracts in the amount of US$ 236.0 million were signed with the Chinese companies Minmetals Development Co. and China Metallurgical Construction (Group) Corporation for the acquisition of the coking oven, the sinterizing unit and the blast furnace. This contract includes the equipment, know-how services, supervision and training regarding these units.

• Strategic alliance in Colombia – As announced on December 23rd, 2004, Gerdau has formalized an agreement with the controlling shareholders of Diaco S.A. and Siderúrgica del Pacífico S.A. – Sidelpa, in Colombia, for the acquisition of their respective stakes in these companies. Currently, the buy-out of minority shareholders at Diaco is under way so that the company can be delisted.

First Quarter 2005 performance

Gerdau S.A. - Consolidated

Output and Shipments

•      Output of slabs, blooms and billets for the first quarter of 2005 at the Gerdau companies reached 3.5 million tons, 8.8% greater than in the same period in 2004. This evolution is due mainly to the consolidation of the new assets in North America.

•      The units in Brazil contributed with 1.8 million tons in the quarter, volume 4.2% superior to that of the same period in 2004, and representing 51.0% of total consolidated output. In North America, output reached 1.6 million tons, 12.8% more than the previous year and equivalent to 45.7% of total output. Companies in Chile and Uruguay produced 115.4 mil tons (3.3% of total), presenting an increase of 34.2%.

Output (1,000 metric tons)	1Q05	1Q04	Variation 1Q05/1Q04	4Q04	Variation 1Q05/4Q04
Crude Steel (slabs, blooms and billets)
Brazil	1,791.3	1,719.6	4.2%	1,853.4	(3.4)%
North America	1,606.3	1,423.6	12.8%	1,491.6	7.7%
South America	115.4	86.0	34.2%	121.6	(5.1)%
Total	3,513.0	3,229.2	8.8%	3,466.6	1.3%

Rolled Products
Brazil	968.4	1,021.3	(5.2)%	1,026.3	(5.6)%
North America	1,568.4	1,331.8	17.8%	1,426.6	9.9%
South America	127.3	106.4	19.7%	130.0	(2.1)%
Total	2,664.1	2,459.5	8.3%	2,582.9	3.1%

•      Output of rolled products reached 2.7 million tons in the quarter, an increase of 8.3% compared to the same period in 2004. In Brazil, output reached 968.4 mil tons, 5.2% lower reflecting a smaller demand in civil construction and in industrial consumers in January and February. Meanwhile in North America output reached 1.6 million tons, an increase of 17.8% while South America (ex-Brazil) had an output of 127.3 thousand tons, 19.7% more than in the same quarter in 2004.

Output of Blooms, slabs and billets

(1,000 metric tons)

Output of Rolled Products

(1,000 metric tons)

•      Consolidated shipments for the first quarter of the year totaled 3.4 million tons, 6.6% greater than the volume of the same quarter in 2004. The highlights for the quarter were the operations abroad which presented a growth of 17.1%, due to, in part, to the consolidation of the new mills as well as the good performance of these units.

Shipments (1,000 metric tons)	1Q05	1Q04	Variation 1Q05/1Q04	4Q04	Variation 1Q05/4Q04
Brazil
Domestic market	865.8	914.6	(5.3)%	808.3	7.1%
Exports	721.8	723.5	(0.2)%	821.1	(12.1)%
Total	1,587.6	1,638.1	(3.1)%	1,629.4	(2.6)%

Abroad
North America	1,631.6	1,389.0	17.5%	1,334.4	22.3%
South America	136.0	120.8	12.6%	143.8	(5.4)%
Total	1,767.6	1,509.8	17.1%	1,478.2	19.6%

Consolidated Total	3,355.2	3,147.9	6.6%	3,107.6	8,0%

•      Exports from Brazil sustained a good rhythm remaining at the same levels of the first quarter of 2004. Exports totaled 721.8 mil tons, contributed with 45.5% of total shipments of the Brazilian operation, and generated revenues of US$ 279.2 million in the quarter.

Shipments

(1,000 metric tons)

Shipments by Product Line

(% over 1Q05 metric tons)

•      Shipments from the units abroad and exports from Brazil represented 74.2% of the first quarter 2005’s consolidated shipments.

Results

•      Consolidated net sales revenue for the quarter were R$ 5.8 billion, 40.0% greater than that of the same period in 2004, as a result of the increase in tonnage shipped. This increase was impacted positively due in part to the consolidation of the new units in North America and the improved prices for steel products in the international markets. Operations in Brazil contributed with a net sales revenue of R$ 2.7 billion, 45.7% of the total. At the same time, business in North America generated revenue of R$ 2.9 billion (49.5% of total) and the South American units R$ 282.6 million (4.8% of total).

•      The Gerdau companies abroad and exports from Brazil, together, contributed with 67.7% to the consolidated net sales revenue of the first quarter of 2005.

Net Sales Revenue (R$ millions)	1Q05	1Q04	Variation 1Q05/1Q04	4Q04	Variation 1Q05/4Q04
Brazil	2,664.7	1,988.0	34.0%	2,655.6	0.3%
North America	2,884.6	2,027.6	42.3%	2,015.6	43.1%
South America	282.6	157.4	79.5%	223.3	26.6%
Total	5,831.9	4,173.0	39.8%	4,894.5	19.2%

•      The improved operating margins, both in Brazil and abroad, contributed to the increase in gross margin from 24.4%, in the first quarter of 2004, to 27.6% in the first quarter of 2005. Gross profit reached R$ 1.6 billion, in the months of January through March, 58.5% superior to that of the same period in the preceding year.

Net Sales Revenue

(R$ per metric ton)

Obs.:  Prices above are influenced by product mix changes and by FX variations in the period.

Gross Margin

(%)

EBITDA (R$ millions)	1Q05	1Q04	Variation 1Q05/1Q04	4Q04	Variation 1Q05/4Q04
Brazil	934.8	619.7	50.8%	960.9	(2.7)%
North America	409.9	204.0	100.9%	271.5	51.0%
South America	70.3	59.6	18.0%	56.6	24.2%
Total	1,415.0	883.3	60.2%	1,289.0	9.8%

•      EBITDA reached R$ 1.4 billion in the quarter, 60.2% greater than the value reached in the months of January through March, 2004. The controlling of cost of sales and operating expenses resulted in an increase in the EBITDA margin in the period, reaching 24.3% compared to 21.2% in the first quarter of 2004.

EBITDA

(R$ million)

Obs.: EBITDA of companies abroad is affected by FX variations.

EBITDA Margin
(%)

•      Net financial expenses in the quarter totaled R$ 123.0 million, 19.9% lower than that of the same period in 2004, a consequence of the lower indebtedness in the period. This amount includes monetary variations of R$ 6.4 million and FX variations of R$ 35.6 million.

EBTDA (R$ millions)	1Q05	1Q04	Variation 1Q05/1Q04	4Q04	Variation 1Q05/4Q04
Gross profit	1,612.1	1,017.3	58.5%	1.483.7	8.7%
Cost of sales	(117.4)	(97.1)	20.9%	(127.4)	(7.8)%
General/administrative expenses	(292.6)	(208.4)	40.4%	(258.5)	13.2%
Depreciation & amortization	212.9	171.5	24.1%	191.2	11.3%
EBITDA	1,415.0	883.3	60.2%	1,289.0	9.8%
Net financial expenses (excluding FX and monetary variations)	(81.0)	(101.6)	(20.3)%	(55.7)	45.4%
FX and monetary variations	(42.0)	(52.0)	(19.2)%	138.1	—
EBTDA	1,292.0	729.7	77.1%	1,371.4	(5.8)%

•      The result in equity pick up was positive by R$ 22.5 million in the quarter. This total refers to the variation of the several different currencies, vis-à-vis the Brazilian real, in translating the value of the investments made in the countries in which Gerdau operates. It also includes the fiscal incentives and the amortization of goodwill.

•      This first quarter also included the accrual in Other Operating Revenues the recovery of the improper collection of taxes (PIS), based on Decree-laws 2,445/88 and 2,449/88, from Gerdau S.A. after a favorable outcome in a legal suit. The amount recovered was R$ 33.0 million, net of income taxes.

•      Net profit in the first quarter reached R$ 810.5 million, 89.7% greater than that of the first quarter of 2004. Net margin evolved from 10.2%, in the first quarter of 2004, to 13.9%, in January through March of 2005.

Net profit (R$ millions)	1Q05	1Q04	Variation 1Q05/1Q04	4Q04	Variation 1Q05/4Q04
Brazil	554.8	323.6	71.4%	589.4	(5.9)%
North America	209.2	62.6	234.2%	120.9	73.0%
South America	46.5	41.1	13.1%	38.8	19.8%
Total	810.5	427.3	89.7%	749.1	8.2%

Investments

•      Investments in the quarter totaled USS$ 174.0 million, destined, mostly, to the construction of the new mill in the state of São Paulo and for the increase in the capacity of the Ouro Branco (MG) mill.

Investments per Region

Indebtedness

•      Net debt at the end of March was of R$ 4.1 billion, 22.1% less than that of March 31st of 2004, reflecting the improvements in cash generation in the period.

•      Of the total debt, 25.2% was short term (R$ 1.6 billion) and 74.8% long term (R$ 4.8 billion).

•      Of the main indicators that determine the limits to indebtedness of the Gerdau companies, it is worth mentioning that total debt over EBITDA generated in the last twelve months was of 1.1X, for a maximum permissible limit of 4.0X. This same EBITDA over Net Financial Expenses, excluding monetary and FX variations, 23.4X, when it shouldn’t go below 2.0X.

•      At the end of march the main debt-related indicators were as follows:

Ratios	03.31.2005		03.31.2004		12.31.2004
Net debt / Total net capitalization	32.6%		50.3%		36.3%
EBITDA(1) / Net financial expenses(1) (excluding FX and monetary variations)	23.4	x	5.6	x	19.8	x
Gross Debt / EBITDA(1)	1.1	x	2.2	x	1.1	x
Net Debt / EBITDA(1)	0.7	x	1.8	x	0.8	x

(1) – Last twelve months

•      On March 31st, cash & cash and equivalents totaled R$ 2.3 billion, of which 68.6%, that is, R$ 1.6 billion were indexed to foreign currencies, mainly to the U.S. dollar.

Indebtedness (R$ millions)	03.31.2005	03.31.2004	12.31.2004
Short term
Domestic Currency - Brazil	205.8	186.5	201.8
Foreign Currency - Brazil	640.9	1,539.8	704.8
Companies Abroad	765.0	504.0	1,064.8
Total	1,611.7	2,230.3	1,971.4

Long Term
Domestic Currency - Brazil	1,405.6	713.9	1,211.3
Foreign Currency - Brazil	1,679.5	1,243.1	1,653.1
Companies Abroad	1,700.9	2,191.1	1,541.0
Total	4,786.0	4,148.1	4,405.4

Gross Debt	6,397.7	6,378.4	6,376.8
Cash & Cash Equivalents	2,326.3	1,150.9	2,042.0

Net Debt	4,071.4	5,227.5	4,334.8

•      The long term debt repayment schedule, including debentures, on March 31st, was as follows:

Year	R$ millions
2006	445.9
2007	891.8
2008	661.5
2009	420.5
2010	280.2
After 2010	2,086.1
Total	4,786.0

Non-consolidated Information

Metalúrgica Gerdau S.A.

•      Dividends based on the first quarter of 2005 total R$ 89.1 million (R$ 0.72 per share) and will be paid on May 24th based on shares held on the 13th of this same month. Taking into consideration the compensation of shareholders in the last four quarters, the dividend yield (dividend per share/share price) is 11.5% per year calculated on a stock price of R$ 33.40 per share, as recorded on April 29th, 2005.

•      On March 31st, the Board approved a stock dividend of 50% based on the number of shares held on April 11th, date of the operation. With this stock dividend, as a result of the incorporation of Investment and Working Capital Reserves, the number of shares outstanding went from 83.2 million to 124.8 million.

•      Metalúrgica Gerdau S.A. (GOAU) shares moved R$ 774.5 million at the Bovespa throughout the first quarter of 2005, an increase of 74.8% compared to the same period in 2004. There were 26,430 trades (+131.9%), and represented 12.3 million of shares compared to 6.1 million in the months of January through March of 2004. In the quarter, the daily trading average of preferred shares reached R$ 11.0 million compared to R$ 6.2 million in the same quarter of 2004.

•      As a result of this increase in liquidity, the Metalúrgica Gerdau S.A. preferred shares will become part of the theoretical portfolio of the Bovespa Index, valid as of May 2nd. This index is a benchmark for large investors and fund managers to mirror their investments. It is composed of 55 most liquid stocks and are selected based on a combination of volume traded, number of trades and a negotiability index of the last twelve months.

•      The evolution of stock quotes from April 2004 to March 2005 at the São Paulo Stock exchange was as follows:

BOVESPA (Base 100)

•      Metalúrgica Gerdau S.A. had a net profit of R$ 311.7 million (R$ 3.78 per share) in the first quarter, 86.7% superior to that of the first quarter of 2004. This profit comes from, basically, equity pick up of investments in its subsidiaries.

•      On March 31st, 2005, shareholders’ equity at this company was R$ 3.3 billion, representing a shareholders’ equity of R$ 39.68 per share.

Gerdau S.A.

•      Dividends relative to the first quarter will be paid on May 24th, 2005 in a total of R$ 199.2 million. This total is equivalent to R$ 0.45 per share held on May 13th. Taking into consideration the compensation of shareholders in the last four quarters, the dividend yield (dividend per share/share price) is 8.8% per year based on a stock price of R$ 24.49 per share, recorded on April 29th, 2005.

•      On March 31st, the Board approved a stock dividend of 50% based on the number of shares held on April 11th, date of the operation. With this stock dividend, the result of the incorporation of Investment and Working Capital reserves, the number of shares outstanding went from 296.7 million to 445.1 million.

•      Gerdau S.A. (GGBR) shares moved R$ 2.7 billion on the Bovespa, 109.1% more than the first quarter of 2004. There were 86,677 trades (+128.0%) and represented 60.2 million shares compared to 20.6 million in the first quarter 2004. The average daily trade of preferred shares reached R$ 39.6 million from January to March 2005.

•      The Gerdau S.A. ADRs (GGB), traded at the New York Stock Exchange (NYSE), moved US$ 721.9 million in the first quarter of 2005, an amount 226.1% greater than that of the same period in 2004 and equivalent to a daily average of US$ 11.8 million. Shares traded reached 40.5 million in the quarter compared to 10.2 million in same period of the last year.

•      The evolution of stock quotes from April 2004 to March 2005 at the São Paulo Stock exchange and the New York Stock Exchange was as follows:

BOVESPA
(Base 100)

NYSE
(Base 100)

•      At the Madrid Stock Exchange (Latibex), there were 278.0 thousand preferred shares of Gerdau S.A. traded (XGGB) throughout the first quarter, 284.5% greater than volumes transacted in the same period of 2004. These trades moved financial resources in the order of € 3.7 million in the first three months of the year compared to € 1.3 million in the same period in 2004.

•      From January through March, Gerdau S.A. had a net profit of R$ 694.8 million (R$ 2.35 per share) compared to R$ 382.0 million (+81.9%) in the previous year’s same quarter. This profit comes from, basically, equity pick up of investments in its subsidiaries.

•      On March 31st, 2005, shareholders’ equity at this company was of R$ 6.8 billion, representing a shareholders’ equity of R$ 22.93 per share.

Gerdau Açominas S.A.

•      The output of slabs, blooms and billets in the first quarter of 2005, reached 1.8 million tons, 4.2% more than in the same period of 2004. In rolled products, the output was of 968.4 mil tons, 5.2% less than in the same quarter in the previous year.

•      Shipments for the first quarter totaled 1.6 million tons, 3.1% less than the same quarter of 2004, reflecting the lower demand in the civil construction and the industrial steel consuming sector in the months of January through February. Exports maintained a good pace reaching 721.8 thousand tons in the quarter staying at about the same levels of the first quarter of 2004. Shipments abroad contributed with 45.5% of total shipments and generated revenues of US$ 279.2 million in the quarter.

•      Gerdau Açominas S.A.’s gross sales revenue reached R$ 3.5 billion in the first quarter of this year, 34.6% superior to those of the same period in 2004. This reflects mainly the 30.0% increase in the average US dollar export selling price. Net sales revenue reached R$ 2.7 billion, 33.5% more than in the first quarter of 2004.

•      Gross margin was 40.2% in the first quarter 2005 compared to 37.4% in the same months in 2004. As already mentioned, this improvement is the result of higher international prices for steel products and the adjustment of domestic prices to compensate for the increase in certain costs.

•      EBITDA reached R$ 925.6 million in the quarter, 50.6% greater than the R$ 614.7 million obtained in the first quarter of 2004. It was possible to record a higher EBITDA margin (34.9%) in the first quarter due to the factors mentioned above and to the effort to reduce operating costs. This higher margin surpassed by 4 percentage points the margin obtained in the same period last year.

•      Net profit reached R$ 506.7 million in the first quarter of the year, 62.0% superior to that of the same period of 2004. Net margin evolved from 15.8% to 19.1%.

•      Based on the quarter’s results, shareholders will be receiving R$ 217.4 million, on May 24th, as dividends. This amount represents R$ 1.37 per share held on May 13th.

•      On March 31st, the shareholders’ equity at the company was of R$ 5.3 billion, equivalent to a shareholders’ equity of R$ 33.55 per share.

Gerdau Ameristeel Corporation

•      In the first quarter of 2005, Gerdau Ameristeel’s (GNA.TO) shares moved Cdn$ 241.9 million at the Toronto Stock Exchange, 360.8% more than in the same period of 2004. There were 30.8 million shares traded in the period, an evolution of 177.5%.

•      Nova York Stock Exchange (NYSE), Gerdau Ameristeel shares (GNA) moved US$ 110.4 million throughout the first quarter of 2005, with a daily average of US$ 1.8 million. There were 17.2 million shares traded in the period.

•      The evolution of stock quotes at the Toronto Stock Exchange, from April 2004 through March 2005, is displayed below. At the New York Stock Exchange (NYSE), the chart below shows the evolution as of October 2004, month in which Gerdau Ameristeel’s shares started trading there:

TORONTO STOCK EXCHANGE
(Base 100)

NYSE
(Base 100)

•      Net sales revenue of the Company, adjusted to Brazilian GAAP reached R$ 2.9 billion in the first quarter of 2005, 42.3% superior to that of the same period in 2004. This growth is due to the increase in the average selling price and to the consolidation of the new units acquired throughout the year of 2004.

•      EBITDA also adjusted to Brazilian GAAP, reached R$ 409.9 million in the period from January to March this year, 100.9% superior to the same months in 2004. EBITDA margin went from 10.1% to 14.2%.

•      Net profit reached R$ 209.2 million in the quarter, compared to R$ 62.6 million in the same period in 2004 (+234.2%).

MANAGEMENT

METALÚRGICA GERDAU S.A. — Consolidated

BALANCE SHEET

Corporate Law — R$ thousands	Mar. 2005	Dec. 2004
TOTAL ASSETS	19,332,303	18,791,956
Current assets	10,003,835	9,653,492
Cash and cash & equivalents	295,984	337,767
Trade accounts receivable	2,670,828	2,564,192
Taxes recoverable	221,378	251,858
Temporary cash investments	1,966,608	1,666,178
Inventories	4,335,309	4,236,642
Deferred income tax & other	513,728	596,855
Long-term receivables	1,127,700	1,063,086
A/R with related parties	1,104	1,231
Taxes recoverable	142,673	69,992
Judicial deposits and other	191,014	185,983
Deferred income tax	609,852	623,722
Advance payment for acquisition of invest.	183,057	182,158
Permanent assets	8,200,768	8,075,378
Investments	64,944	112,547
Fixed assets	8,103,198	7,928,973
Deferred	32,626	33,858

Corporate Law — R$ thousands	Mar. 2005	Dec. 2004
TOTAL LIABILITIES	19,332,303	18,791,956
Current liabilities	4,679,233	5,345,258
Loans and financing	1,629,910	2,027,865
Debentures	7,462	2,986
Trade accounts payable	1,927,324	1,921,424
Taxes payable	521,246	391,185
Dividends payable	—	338,972
Deferred income tax & other	593,291	662,826
Long-term liabilities	6,004,577	5,591,103
Loans and Financing	3,823,797	3,490,374
Debentures	686,995	573,504
Deferred income tax & other	1,493,785	1,527,225
Minority Shareholders	5,375,748	4,894,561
Shareholders' equity	3,272,745	2,961,034
Capital stock	1,664,000	1,664,000
Capital reserves	10,842	10,842
Profit reserves	1,285,632	1,285,632
Retained earnings	312,271	560

METALÚRGICA GERDAU S.A. — Consolidated

FINANCIAL STATEMENT

Corporate Law — R$ thousands	1Q2005	4Q2004	1Q2004
GROSS SALES REVENUE	6,928,795	5,843,157	4,972,926
Deductions of gross revenue	(1,096,890)	(948,743)	(799,920)
Net sales revenue	5,831,905	4,894,414	4,173,006
Cost of sales	(4,219,840)	(3,410,686)	(3,155,737)
Gross profit	1,612,065	1,483,728	1,017,269
Operating result	(444,109)	(320,799)	(430,396)
Selling expenses	(117,343)	(127,439)	(97,082)
General and administrative expenses	(301,217)	(267,150)	(220,191)
Financial income	69,886	50,906	54,942
Financial expenses	(174,426)	39,226	(203,274)
Other operating income (expenses), net	68,453	43,858	18,256
Equity pick-up	10,538	(60,200)	16,953
Operating profit	1,167,956	1,162,929	586,873
Non-operating income (expenses), net	172	166,171	(9,555)
Profit before taxes/participation	1,168,128	1,329,100	577,318
Provision for income tax	(304,150)	(311,467)	(114,077)
Deferred income tax	(46,653)	(129,836)	(32,146)
Statutory participation	(7,657)	(18,665)	(8,586)
Net Profit for the period	809,668	869,132	422,509

Controlling Shareholders	311,711	404,543	166,964
Minority Shareholders	497,957	464,589	255,545

METALÚRGICA GERDAU S.A. — Consolidated
CASH FLOW

Corporate Law — R$ thousands	1Q2005	4Q2004	1Q2004
NET INCOME	809,668	869,132	422,509
Equity pick up	(10,538)	60,200	(16,953)
Provision for credit risk	(6,457)	(1,084)	2,632
Gain/Loss in fixed asset disposal	(42)	2,840	5,274
Gain/Loss in disposal of investment	—	(168,466)	37
Monetary and exchange variation	39,351	(137,534)	56,427
Depreciation and amortization	212,963	191,186	171,574
Income tax	119,900	(16,936)	89,159
Interest paid	100,637	85,063	126,721
Contingencies/legal deposits	553	(8,913)	7,661
Changes in trade account receivable	29,401	263,383	(384,623)
Changes in inventories	(61,884)	(453,209)	(186,067)
Changes in trade accounts payable	(92,794)	(26,323)	347,568
Other accounts in operating activities	55,518	(199,702)	(65,652)
Net cash provided by operating activities	1,196,276	459,637	576,267
Fixed assets acquisitions/ disposals	(388,086)	(470,634)	(219,451)
Deferred charges	(5,921)	(7,602)	(2,637)
Investments acquisitions/ disposals	(31,872)	373,986	(3)
Assets acquisition	—	(924,457)	—
Cash (applied to) investing activities	(425,879)	(1,028,707)	(222,091)
Fixed assets suppliers	(31,135)	146,149	(5,237)
Working capital financing	(184,824)	76,637	276,599
Debentures	92,905	30,559	35,539
Proceeds from fixed assets financing	287,360	491,638	44,488
Payments of fixed assets financing	(225,370)	(128,501)	(228,957)
Interest paid for financing	(110,032)	(49,471)	(137,576)
Inter companies loans	(747)	4,673	10,632
Capital increase/Treasury stock	2,661	491,817	(40,910)
Dividend/ interest & statutory particip, payment	(355,645)	(303,880)	(196,958)
Cash provided by (applied to) financing activities	(524,827)	759,621	(242,380)
Net change in cash	245,570	190,551	111,796
Cash balance
At the beginning of the period	2,003,945	1,900,675	1,015,726
Effect of exchange rate changes on cash	6,374	(87,281)	4,003
Opening balance of incorporated companies for the year	6,703	—	—
At the end of the period	2,262,592	2,003,945	1,131,525
Cash composition
Temporary cash investments	1,966,608	1,666,178	906,111
Cash	295,984	337,767	225,414

METALÚRGICA GERDAU S.A. — Non consolidated

BALANCE SHEET

Corporate Law — R$ thousands	Mar. 2005	Dec. 2004
TOTAL ASSETS	3,414,818	3,263,861
Current assets	33,645	231,356
Cash and cash & equivalents	102	98
Temporary cash investments	21,498	95,702
Dividends	—	120,508
Taxes recoverable	9,419	11,247
Other	2,626	3,801
Long-term receivables	20,167	12,891
Accounts receivable	3,064	3,189
A/R with related parties	—	—
Deferred income tax & other	17,103	9,702
Permanent assets	3,361,006	3,019,614
Investments	3,359,449	3,018,021
Fixed assets	1,557	1,593

Corporate Law — R$ thousands	Mar. 2005	Dec. 2004
TOTAL LIABILITIES	3,414,818	3,263,861
Current liabilities	14,552	175,798
Debentures	—	—
Trade accounts payable	300	63
Taxes payable	550	2,247
Dividends payable	—	158,374
A/P with related parties	1,948	266
Other accounts payable	11,754	14,848
Long-term liabilities	127,521	127,029
Deferred income tax & other	127,521	127,029
Shareholders' equity	3,272,745	2,961,034
Capital stock	1,664,000	1,664,000
Capital reserves	10,842	10,842
Profit reserves	1,285,632	1,285,632
Retained earnings	312,271	560

METALÚRGICA GERDAU S.A. — Non consolidated

FINANCIAL STATEMENT

Corporate Law — R$ thousands	1Q2005	4Q2004	1Q2004
GROSS SALES REVENUE	—	—	—
Deductions of gross revenue	—	—	—
Net sales revenue	—	—	—
Cost of sales	—	—	—
Gross profit	—	—	—
Operating result	306,595	286,871	165,262
General and administrative expenses	(5,296)	(4,176)	(8,338)
Fianancial income	3,312	844	2,981
Financial expenses	(1,247)	(1,294)	(2,144)
Other operating income (expenses), net	1	32	45
Equity pick-up	309,825	291,465	172,718
Operating profit	306,595	286,871	165,262
Non-operating income (expenses), net	—	170,990	(37)
Profit before taxes/participation	306,595	457,861	165,225
Provision for income tax	—	(2,624)	—
Deferred income tax	5,780	(49,749)	2,489
Statutory participation	(664)	(945)	(750)
Net Profit for the period	311,711	404,543	166,964

Profit per share — R$	3.78	4.90	4.05
Book value per share — R$	39.68	35.90	50.42
Outstanding shares (thousand)	82,487	82,487	41,243

METALÚRGICA GERDAU S.A. — Non Consolidated
CASH FLOW

Corporate Law — R$ thousands	1Q2005	4Q2004	1Q2004
NET INCOME	311,711	404,543	166,964
Equity pick up	(309,825)	(291,465)	(172,718)
Gain/Loss in disposal of investment	—	(170,990)	37
Monetary and exchange variation	1,126	1,172	1,591
Depreciation and amortization	36	37	36
Income tax	(15,871)	52,989	(8,960)
Interest paid	1	—	64
Contingencies/legal deposits	—	(32)	(911)
Changes in trade account payable	237	37	69
Other operating activities accounts	(1,658)	(30,141)	(3,767)
Net cash provided by operating activities	(14,243)	(33,850)	(17,595)
Investments acquisitions/ disposals	(31,603)	155,926	—
Interest on Equity/Distribution of Profit Received	131,908	131,637	79,475
Investments acquisitions/ disposals	100,305	287,563	79,475
Working capital financing	(2,063)	(2,014)	(1,876)
Debentures	—	—	(13)
Inter companies loans	1,682	(20,419)	11,251
Capital increase/Treasury stock	—	—	(14,441)
Dividend/ interest & statutory particip. payment	(159,881)	(135,560)	(81,901)
Cash provided by (applied to) financing activities	(160,262)	(157,993)	(86,980)
Net change in cash	(74,200)	95,720	(25,100)
Cash balance
At the beginning of the period	95,800	80	25,186
At the end of the period	21,600	95,800	86
Cash composition
Temporary cash investments	21,498	95,702	80
Cash	102	98	6

GERDAU S.A. — Consolidated

BALANCE SHEET

Corporate Law — R$ thousands	Mar. 2005	Dec. 2004
TOTAL ASSETS	19,221,501	18,663,822
Current assets	9,931,457	9,556,265
Cash and cash & equivalents	292,256	333,720
Trade accounts receivable	2,606,374	2,496,808
Taxes recoverable	209,102	240,462
Temporary cash investments	2,034,030	1,708,247
Inventories	4,335,309	4,236,642
Deferred income tax & other	454,386	540,386
Long-term receivables	1,091,380	1,034,319
A/R with related parties	—	1,448
Taxes recoverable	142,673	69,992
Judicial deposits and other	187,945	182,790
Deferred income tax	577,705	597,931
Advance payment for acquisition of invest.	183,057	182,158
Permanent assets	8,198,664	8,073,238
Investments	64,413	112,017
Fixed assets	8,101,625	7,927,363
Deferred	32,626	33,858

Corporate Law — R$ thousands	Mar. 2005	Dec. 2004
TOTAL LIABILITIES	19,221,501	18,663,822
Current liabilities	4,645,400	5,247,668
Loans and Financing	1,604,231	1,968,397
Debentures	7,462	2,986
Trade accounts payable	1,933,444	1,935,953
Taxes payable	516,477	386,238
Dividends payable	—	306,771
A/P with related parties	2,616	—
Deferred income tax & other	581,170	647,323
Long-term liabilities	6,150,314	5,803,107
Loans and Financing	3,823,797	3,490,374
Debentures	962,167	915,086
Deferred income tax & other	1,364,350	1,397,647
Minority Shareholders	1,657,117	1,539,191
Shareholders' equity	6,768,670	6,073,856
Capital stock	3,471,312	3,471,312
Capital reserves	376,672	376,672
Profit reserves	2,225,872	2,225,872
Retained earnings	694,814	—

GERDAU S.A. — Consolidated

FINANCIAL STATEMENT

Corporate Law — R$ thousands	1Q2005	4Q2004	1Q2004
GROSS SALES REVENUE	6,928,795	5,843,157	4,972,926
Deductions of gross revenue	(1,096,890)	(948,743)	(799,920)
Net sales revenue	5,831,905	4,894,414	4,173,006
Cost of sales	(4,219,840)	(3,410,686)	(3,155,738)
Gross profit	1,612,065	1,483,728	1,017,268
Operating result	(442,902)	(320,546)	(424,609)
Selling expenses	(117,343)	(127,439)	(97,082)
General and administrative expenses	(292,629)	(258,476)	(208,452)
Financial income	60,879	42,106	45,536
Financial expenses	(183,843)	40,327	(199,111)
Other operating income (expenses), net	67,580	43,136	17,547
Equity pick-up	22,454	(60,200)	16,953
Operating profit	1,169,163	1,163,182	592,659
Non-operating income (expenses), net	172	(2,383)	(9,518)
Profit before taxes/participation	1,169,335	1,160,799	583,141
Provision for income tax	(300,394)	(307,676)	(113,375)
Deferred income tax	(51,451)	(86,310)	(34,636)
Statutory participation	(6,993)	(17,721)	(7,835)
Net Profit for the period	810,497	749,092	427,295

Controlling Shareholders	694,814	635,778	381,959
Minority Shareholders	115,683	113,314	45,336

GERDAU S.A. — Consolidated
CASH FLOW

Corporate Law — R$ thousands	1Q2005	4Q2004	1Q2004
NET INCOME	810,497	749,092	427,295
Equity pick up	(22,454)	60,200	(16,953)
Provision for credit risk	(6,608)	(1,125)	2,514
Gain/Loss in fixed asset disposal	(42)	2,840	5,274
Gain/Loss in disposal of investment	—	11	—
Monetary and exchange variation	38,225	(138,706)	54,836
Depreciation and amortization	212,924	191,147	171,535
Income tax	135,917	(64,539)	99,211
Interest paid	111,301	85,264	124,623
Contingencies/legal deposits	517	(8,880)	8,575
Changes in trade account receivable	26,622	263,955	(374,381)
Changes in inventories	(61,884)	(453,209)	(186,067)
Changes in trade accounts payable	(101,202)	(15,886)	348,634
Other accounts in operating activities	61,589	(173,196)	(49,692)
Net cash provided by operating activities	1,205,402	496,968	615,404
Fixed assets acquisitons/ disposals	(394,144)	(470,634)	(219,451)
Deferred charges	137	(7,602)	(2,637)
Investments acquisitions/ disposals	(269)	(27,353)	(3)
Assets acquisition	—	(924,457)	—
Cash (applied to) investing activities	(394,276)	(1,430,046)	(222,091)
Fixed assets suppliers	(31,136)	146,150	(5,237)
Working capital financing	(149,245)	66,360	272,972
Debentures	13,285	369,291	10,050
Proceeds from fixed assets financing	287,360	491,638	44,488
Payments of fixed assets financing	(225,370)	(128,501)	(228,957)
Interest paid for financing	(107,211)	(46,926)	(136,068)
Inter companies loans	3,190	25,004	262
Capital increase/Treasury stock	2,661	491,819	(26,469)
Dividend/ interest & statutory particip, payment	(333,419)	(300,127)	(194,505)
Cash provided by (applied to) financing activities	(539,885)	1,114,708	(263,464)
Net change in cash	271,241	181,630	129,849
Cash balance
At the beginning of the period	2,041,968	1,947,618	1,017,006
Effect of exchange rate changes on cash	6,374	(87,281)	4,003
Opening balance of incorporated companies for the year	6,703	—	—
At the end of the period	2,326,286	2,041,967	1,150,858
Cash composition
Temporary cash investments	2,034,030	1,708,247	929,281
Cash	292,256	333,720	221,577

GERDAU S.A. — Non consolidated

BALANCE SHEET

Corporate Law — R$ thousands	Mar. 2005	Dec. 2004
TOTAL ASSETS	7,801,478	7,373,150
Current assets	28,908	195,987
Cash and cash & equivalents	461	1,347
Taxes recoverable	24,702	32,038
Temporary cash investments	2,626	14,362
Dividends receivable & other	1,119	148,240
Long-term receivables	123,619	76,699
Taxes recoverable	50,030	—
Judicial deposits and other	34,403	34,403
Deferred income tax	39,186	42,296
Permanent assets	7,648,951	7,100,464
Investments	7,648,951	7,100,464

Corporate Law — R$ thousands	Mar. 2005	Dec. 2004
TOTAL LIABILITIES	7,801,478	7,373,150
Current liabilities	147,874	457,267
Taxes payable	2,863	6,808
Dividends payable	—	280,378
A/T with related parties	138,277	164,549
Other accounts payable	6,734	5,532
Long-term liabilities	884,934	842,027
Debentures	735,383	692,476
A/P with related parties	—	—
Provision for contingencies & other	149,551	149,551
Shareholders' equity	6,768,670	6,073,856
Capital stock	3,471,312	3,471,312
Capital reserves	376,672	376,672
Profit reserves	2,225,872	2,225,872
Retained earnings	694,814	—

GERDAU S.A. — Non consolidated

FINANCIAL STATEMENT

Corporate Law — R$ thousands	1Q2005	4Q2004	1Q2004
GROSS SALES REVENUE	—	—	—
Deductions of gross revenue	—	—	—
Net sales revenue	—	—	—
Cost of sales	—	—	—
Gross profit	—	—	—
Operating result	701,733	641,412	373,937
Selling expenses	—	—	—
General and administrative expenses	(5,733)	(5,770)	(9,315)
Financial income	960	3,407	12,290
Financial expenses	(32,664)	(19,204)	(9,173)
Other operating income (expenses), net	57,683	25,859	694
Equity pick-up	681,487	637,120	379,441
Operating profit	701,733	641,412	373,937
Non-operating result, net	—	(1,065)	—
Profit before taxes/participation	701,733	640,347	373,937
Provision for income tax	(3,536)	3	—
Deferred income tax	(3,110)	(4,204)	8,316
Statutory participation	(273)	(368)	(294)
Net Profit for the period	694,814	635,778	381,959

Profit per share — R$	2.35	2.15	2.59
Book value per share — R$	22.93	20.58	29.74
Outstanding shares (thousand)	295,135	295,135	147,567

GERDAU S.A. — Non Consolidated
CASH FLOW

Corporate Law — R$ thousands	1Q2005	4Q2004	1Q2004
NET INCOME	694,814	635,778	381,959
Equity pick up	(681,487)	(637,120)	(379,441)
Gain/Loss in fixed asset disposal	—	1,065	—
Monetary and exchange variation	777	(6,008)	(1,239)
Depreciation and amortization	—	—	—
Income tax	3,429	3,808	(19,398)
Interest paid	30,311	23,307	8,902
Contingencies/legal deposits	—	(46)	21
Changes in trade account payable	539	72	(12)
Other operating activities accounts	(50,313)	(28,170)	(8,361)
Net cash provided by operating activities	(1,930)	(7,314)	(17,569)
Investments acquisitions/ disposals	—	(522,496)	—
Interest on Equity/Distribution of Profit Received	283,683	272,246	243,060
Investments acquisitions/ disposals	283,683	(250,250)	243,060
Debentures	13,285	368,527	13,475
Inter companies loans	(27,740)	(46,324)	(42,050)
Capital increase/Treasury stock	—	—	(27,036)
Dividend/ interest & statutory particip, payment	(279,920)	(274,398)	(158,038)
Cash provided by (applied to) financing activities	(294,375)	47,805	(213,649)
Net change in cash	(12,622)	(209,759)	11,842
Cash balance
At the beginning of the period	15,709	225,468	177,684
At the end of the period	3,087	15,709	189,526
Cash composition
Temporary cash investments	2,626	14,362	189,482
Cash	461	1,347	44

GERDAU AÇOMINAS S.A. — Consolidated

BALANCE SHEET

Corporate Law — R$ thousands	Mar. 2005	Dec. 2004
TOTAL ASSETS	10,032,210	9,619,530
Current assets	4,626,489	4,371,823
Cash and cash & equivalents	93,754	49,915
Trade accounts receivable	1,172,196	1,269,716
Taxes recoverable	151,173	176,067
Temporary cash investments	936,787	713,906
Inventories	1,917,152	1,742,064
Deferred income tax & other	355,427	420,155
Long-term receivables	248,339	249,638
A/R with related parties	—	21,804
Deferred income tax & other	248,339	227,834
Permanent assets	5,157,382	4,998,069
Investments	39,548	43,669
Fixed assets	5,088,441	4,924,735
Deferred	29,393	29,665

Corporate Law — R$ thousands	Mar. 2005	Dec. 2004
TOTAL LIABILITIES	10,032,210	9,619,530
Current liabilities	2,351,461	2,674,073
Loans and Financing	832,918	895,067
Trade accounts payable	925,165	848,906
Taxes payable	336,248	291,106
Dividends/Interest on capital stock payable	—	306,197
A/P with related parties	10,978	—
Deferred income tax & other	246,152	332,797
Long-term liabilities	2,358,246	2,179,411
Loans and Financing	2,262,363	2,083,176
Provision for contingencies & other	95,883	96,235
Minority Shareholders	—	—
Shareholders' equity	5,322,503	4,766,046
Capital stock	2,340,576	2,340,576
Capital reserves	339,408	289,667
Profit reserves	2,135,803	2,135,803
Retained earnings	506,716	—

GERDAU AÇOMINAS S.A. — Consolidated

FINANCIAL STATEMENT

Corporate Law — R$ thousands	1Q2005	4Q2004	1Q2004
GROSS SALES REVENUE	3,478,105	3,478,926	2,596,702
Deductions of gross revenue	(815,117)	(754,381)	(589,649)
Net sales revenue	2,662,988	2,724,545	2,007,053
Cost of sales	(1,594,546)	(1,627,816)	(1,262,154)
Gross profit	1,068,442	1,096,729	744,899
Operating result	(319,515)	(153,610)	(310,222)
Selling expenses	(106,407)	(114,039)	(87,820)
General and administrative expenses	(162,415)	(162,490)	(140,575)
Financial income	27,791	12,405	17,417
Financial expenses	(85,488)	100,153	(111,045)
Other operating income (expenses), net	11,024	11,160	12,405
Equity pick-up	(4,020)	(799)	(604)
Operating profit	748,927	943,119	434,677
Non-operating income, net	(150)	390	(5,296)
Profit before taxes/participation	748,777	943,509	429,381
Provision for income tax	(187,152)	(164,132)	(82,007)
Deferred income tax	(48,189)	(137,751)	(26,978)
Statutory participation	(6,720)	(16,854)	(7,542)
Net Profit for the period	506,716	624,772	312,854

Controlling Shareholders	506,716	624,772	312,854
Minority Shareholders	—	—	—

GERDAU AÇOMINAS S.A. — Consolidated
CASH FLOW

Corporate Law — R$ thousands	1Q2005	4Q2004	1Q2004
NET INCOME	506,716	624,772	312,854
Equity pick up	4,020	799	604
Provision for credit risk	1,401	(1,524)	1,888
Gain/Loss in fixed asset disposal	180	(375)	5,289
Gain/Loss in disposal of investment	—	—	—
Monetary and exchange variation	36,331	(126,510)	50,725
Depreciation and amortization	128,287	128,924	100,932
Income tax	78,231	78,081	75,867
Interest paid	48,253	35,910	50,041
Contingencies/legal deposits	125	(8,485)	8,547
Changes in trade account receivable	196,915	(81,079)	(88,663)
Changes in inventories	(177,484)	(207,368)	(62,186)
Changes in trade accounts payable	(1,130)	37,504	44,089
Other accounts in operating activities	25,882	25,460	16,094
Net cash provided by operating activities	847,727	506,109	516,081
Fixed assets acquisitons/ disposals	(293,686)	(417,796)	(142,957)
Deferred charges	(5,921)	(7,602)	(2,637)
Investments acquisitions/ disposals		—	(2)
Cash (applied to) investing activities	(299,607)	(425,398)	(145,596)
Fixed assets suppliers	(27,999)	145,915	(1,813)
Working capital financing	(108,512)	22,618	105,080
Proceeds from fixed assets financing	276,831	171,525	44,488
Payments of fixed assets financing	(83,396)	(91,038)	(188,896)
Interest paid for financing	(40,498)	(40,402)	(45,880)
Inter companies loans	32,775	92,584	56,324
Dividend/ interest & statutory particip. payment	(331,336)	(297,911)	(292,963)
Cash provided by (applied to) financing activities	(282,135)	3,291	(323,660)
Net change in cash	265,985	84,002	46,825
Cash balance
At the beginning of the period	763,821	685,337	258,327
Effect of exchange rate changes on cash	735	(5,518)	524
At the end of the period	1,030,541	763,821	305,676
Cash composition
Temporary cash investments	936,787	713,906	165,015
Cash	93,754	49,915	140,661

GERDAU AÇOMINAS S.A. — Non consolidated

BALANCE SHEET

Corporate Law — R$ thousands	Mar. 2005	Dec. 2004
TOTAL ASSETS	9,926,688	9,589,967
Current assets	4,483,715	4,320,660
Cash and cash & equivalents	40,280	49,758
Trade accounts receivable	1,410,832	1,398,760
Taxes recoverable	146,116	169,655
Temporary cash investments	633,007	548,192
Inventories	1,895,924	1,732,128
Deferred income tax & other	357,556	422,167
Long-term receivables	236,879	224,657
A/R with related parties	—	8,178
Deferred income tax & other	236,879	216,479
Permanent assets	5,206,094	5,044,650
Investments	153,418	154,372
Fixed assets	5,023,283	4,866,670
Deferred	29,393	23,608

Corporate Law — R$ thousands	Mar. 2005	Dec. 2004
TOTAL LIABILITIES	9,926,688	9,589,967
Current liabilities	2,249,233	2,647,960
Loans and Financing	832,268	877,613
Trade accounts payable	814,096	844,851
Taxes payable	335,640	287,503
Dividends/Interest on capital stock payable	—	306,197
A/T with related parties	22,278	—
Deferred income tax & other	244,951	331,796
Long-term liabilities	2,354,952	2,175,961
Loans and Financing	2,259,065	2,079,721
Provision for contingencies & other	95,887	96,240
Shareholders' equity	5,322,503	4,766,046
Capital stock	2,340,576	2,340,576
Capital reserves	339,408	289,667
Profit reserves	2,135,803	2,135,803
Retained earnings	506,716	—

GERDAU AÇOMINAS S.A. — Non consolidated

FINANCIAL STATEMENT

Corporate Law — R$ thousands	1Q2005	4Q2004	1Q2004
GROSS SALES REVENUE	3,464,854	3,439,446	2,574,020
Deductions of gross revenue	(813,975)	(752,270)	(588,811)
Net sales revenue	2,650,879	2,687,176	1,985,209
Cost of sales	(1,584,378)	(1,605,316)	(1,242,771)
Gross profit	1,066,501	1,081,860	742,438
Operating result	(317,898)	(141,579)	(307,706)
Selling expenses	(106,245)	(112,975)	(87,032)
General and administrative expenses	(161,821)	(161,848)	(139,403)
Financial income	25,531	11,825	17,558
Financial expenses	(85,300)	100,084	(110,815)
Other operating income (expenses), net	10,891	10,622	12,362
Equity pick-up	(954)	10,713	(376)
Operating profit	748,603	940,281	434,732
Non-operating income (expenses), net	(150)	(265)	(5,226)
Profit before taxes/participation	748,453	940,016	429,506
Provision for income tax	(186,854)	(160,661)	(81,595)
Deferred income tax	(48,163)	(137,730)	(27,515)
Statutory participation	(6,720)	(16,854)	(7,542)
Net Profit for the period	506,716	624,771	312,854

Profit per share — R$	3.19	3.94	1.97
Book value per share — R$	33.55	30.04	20.63
Outstanding shares (thousand)	158,652	158,652	158,652

GERDAU AÇOMINAS S.A. — Non Consolidated
CASH FLOW

Corporate Law — R$ thousands	1Q2005	4Q2004	1Q2004
NET INCOME	506,716	624,771	312,854
Equity pick up	954	(10,713)	376
Provision for credit risk	1,401	(1,524)	1,888
Gain/Loss in fixed asset disposal	180	(387)	5,248
Gain/Loss in disposal of investment	—	666	—
Monetary and exchange variation	36,388	(125,998)	50,513
Depreciation and amortization	127,146	127,942	98,650
Income tax	78,592	77,160	77,396
Interest paid	48,138	35,731	49,593
Contingencies/legal deposits	254	(8,451)	8,549
Changes in trade account receivable	(18,559)	(41,181)	(181,766)
Changes in inventories	(166,189)	(209,401)	(58,784)
Changes in trade accounts payable	(1,335)	33,937	70,012
Other operating activities accounts	26,944	24,195	17,255
Net cash provided by operating activities	640,630	526,747	451,784
Fixed assets acquisitons/ disposals	(291,510)	(417,386)	(139,992)
Deferred charges	(5,921)	(5,741)	(2,111)
Investments acquisitions/ disposals	—	—	(3,002)
Interest on Equity/Distribution of Profit Received	—	—	182
Cash (applied to) investing activities	(297,431)	(423,127)	(144,923)
Fixed assets suppliers	(28,224)	145,930	(1,811)
Working capital financing	(91,961)	8,007	109,585
Proceeds from fixed assets financing	276,831	171,525	44,159
Payments of fixed assets financing	(83,239)	(90,594)	(187,660)
Interest paid for financing	(40,382)	(40,220)	(45,542)
Inter companies loans	30,449	94,763	43,662
Dividend/ interest & statutory particip. payment	(331,336)	(297,911)	(293,444)
Cash provided by (applied to) financing activities	(267,862)	(8,500)	(331,051)
Net change in cash	75,337	95,120	(24,190)
Cash balance
At the beginning of the period	597,950	502,788	179,266
Opening balance of incorporated companies for the year	—	42	—
At the end of the period	673,287	597,950	155,076
Cash composition
Temporary cash investments	633,007	548,192	81,765
Cash	40,280	49,758	73,311